

恒生銀行
HANG SENG BANK

開拓.超越. Exceed. Excel.

Our Ref: HOS CSE 050153
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Financ[illegible]
450 5th Street, NW
Washington, DC 20549
U S A

28 February 2005


05006233

Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

I am pleased to enclose for your reference and records a copy of the 2004 Results Announcement of the Bank which was released today.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

Encl

dlw 3/7



恒生銀行
HANG SENG BANK

Press Release

28 February 2005

HANG SENG BANK LIMITED
2004 RESULTS - HIGHLIGHTS

- Operating profit before provisions up 3.1 per cent to HK$11,830 million (HK$11,475 million in 2003)
- Operating profit up 18.4 per cent to HK$12,644 million (HK$10,683 million in 2003)
- Pre-tax profit up 20.0 per cent to HK$13,367 million (HK$11,137 million in 2003)
- Attributable profit up 19.5 per cent to HK$11,395 million (HK$9,539 million in 2003)
- Return on average shareholders' funds of 27.6 per cent (23.4 per cent in 2003)
- Total assets up 9.1 per cent to HK$548.6 billion (HK$503.0 billion at 31 December 2003)
- Earnings per share up 19.4 per cent to HK$5.96 (HK$4.99 per share in 2003)
- Fourth interim dividend of HK$1.90 per share; total dividends of HK$5.20 per share for 2004 (HK$4.90 per share in 2003)
- Total capital ratio of 12.0 per cent (13.2 per cent at 31 December 2003); tier 1 capital ratio of 10.8 per cent (11.3 per cent at 31 December 2003)
- Cost:income ratio of 26.3 per cent (25.4 per cent in 2003)

新聞稿

HANG SENG BANK ATTRIBUTABLE PROFIT UP 19.5 PER CENT TO HK$11,395 MILLION

Hang Seng Bank Limited (the Bank) and its subsidiary and associated companies (Hang Seng) reported a **profit attributable to shareholders** of HK$11,395 million for 2004, representing growth of 19.5 per cent compared with 2003. **Earnings per share** of HK$5.96 was 19.4 per cent higher than 2003.

Operating profit before provisions rose by HK$355 million, or 3.1 per cent, to HK$11,830 million. The 22.4 per cent growth in other operating income outweighed a 4.8 per cent fall in net interest income and an 8.2 per cent rise in operating expenses. Wealth management businesses in particular performed strongly, with income growth of 35.1 per cent reflecting the strength of securities services, retail investment product sales and private banking. Wealth management income also benefited from the active stock market and positive investor sentiment. Life insurance made further advances in market share and profitability as the range of products providing protection and investment benefits was extended. Trade services and credit cards also performed well in business volume and fees and commissions. Dealing profits recorded strong growth from trading results, as well as the provision of corporate treasury services and the packaging of structured investment products. Net interest income fell despite the growth in average interest earning assets and customer advances, reflecting the exceptionally low HK dollar interest rates throughout the year that significantly reduced deposit spreads. Loan margins, in particular mortgages and corporate lending, were further squeezed amidst fierce market competition and ample market liquidity.

Operating profit after provisions rose 18.4 per cent after accounting for the release of HK$814 million in provisions for bad and doubtful debts, compared with a charge of HK$792 million last year. Specific provisions showed a net release of HK$2 million, compared with a net charge of HK$798 million last year. This was the combined effect of lower new and additional charges, and higher releases and recoveries from doubtful accounts. Credit card losses reduced significantly, as bankruptcy and unemployment rates continued to fall. There was a net release of provisions in respect of mortgages, reflecting the improvement in delinquency, higher recoveries from disposal of repossessed properties and substantial improvements in the negative equity position. This was the result of the sharp rally in property prices, with strong demand in particular in the primary sector, reflecting an improved debt servicing capability in the improving economic environment. Corporate and commercial banking accounts also showed a net release in provisions with substantially lower new charges as the financial position of corporate customers continued to improve, in line with the strong growth in the local economy. A total of HK$812 million was released from general provisions during the year in light of historical loss experience and the improving credit environment.

Profit before tax amounted to HK$13,367 million, which was HK$2,230 million, or 20.0 per cent, higher than 2003, after accounting for the surplus on property revaluation and the share of profits from associated companies. The increase in the share of associated companies' profit was attributable to Industrial Bank Co., Ltd, in which the bank acquired an interest of 15.98 per cent in May 2004.

Attributable profit, after taxation and minority interests, rose by HK$1,856 million, or 19.5 per cent. Excluding the impact of the release in general provisions and the related deferred taxation, attributable profit for 2004 increased by HK$1,191 million, or 12.5 per cent, over 2003.

Total assets grew HK$45.7 billion, or 9.1 per cent, to HK$548.6 billion at 31 December 2004. Advances to customers recorded an encouraging growth of 9.8 per cent, mainly in advances to the industrial and commercial sectors and trade finance, in line with the strong growth in regional trade flows. Card and personal loans also reported robust growth. Private sector residential mortgages rose slightly in a fiercely competitive market, while mortgages under the suspended Government Home Ownership Scheme (GHOS) continued to fall. Customer deposits, including certificates of deposit, rose by 5.3 per cent against last year-end.

Shareholders' funds (excluding proposed dividends) rose by HK$3,352 million, or 9.3 per cent, to HK$39,552 million at 31 December 2004, attributable to the rise in retained profits and property revaluation reserves.

The **return on average total assets** was 2.2 per cent (2.0 per cent in 2003). The **return on average shareholders' funds** was 27.6 per cent, compared with 23.4 per cent in 2003.

The **advances to deposits ratio** rose to 54.4 per cent at 31 December 2004 compared with 52.2 per cent at 31 December 2003, the effect of a faster paced growth in customer advances than in customer deposits during 2004. Hang Seng continued to maintain a strong liquidity position, with the **average liquidity ratio** in 2004 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 47.2 per cent (46.2 per cent in 2003).

The **total capital ratio** at 31 December 2004 was 12.0 per cent (13.2 per cent at 31 December 2003) and the tier 1 capital ratio was 10.8 per cent (11.3 per cent at 31 December 2003).

The **cost:income ratio** was 26.3 per cent, compared with 25.4 per cent in 2003.

The Directors have declared a **fourth interim dividend** of HK$1.90 per share, which will be payable on Thursday, 24 March 2005 to shareholders on the Register of Shareholders as of Wednesday, 16 March 2005. Together with the first three quarters' interim dividends of HK$3.30 per share, the total distribution for 2004 will amount to HK$5.20 per share (HK$4.90 per share for 2003).

The total dividends for the year represent 87.2 per cent of the attributable profit for 2004 (98.2 per cent in 2003).

HANG SENG BANK LIMITED

Comment by David Eldon, Chairman

"Hang Seng achieved strong growth in 2004, supported by the recovery of Hong Kong's economy. Attributable profit grew by 19.5 per cent to a record HK$11,395 million, underpinned by a robust increase in other operating income of 22.4 per cent, and the release of provisions for bad and doubtful debts.

"The rise in other operating income resulted from the growth in investment services income as we invested in our wealth management business. This more than offset a drop in net interest income of 4.8 per cent, arising from the reduction in deposit spreads caused by exceptionally low Hong Kong dollar interest rates.

"We made substantial progress during the year in the development of our Mainland business with the completion of the acquisition of a 15.98 per cent interest in Industrial Bank Co., Ltd. We are well positioned to take advantage of growth opportunities arising from the liberalisation of the Mainland's financial markets and we will continue to expand our network and services there.

"Hong Kong's economy is expected to grow steadily in 2005, supported by the closer economic relationship with the Mainland. In the face of the challenges of sustained margin pressure and intense competition we will build on our financial strength, quality customer service and growing wealth management capabilities to deliver value to our shareholders and customers."

The financial information in this press release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2004.

Figures in HK$m	***Year ended 31 December*** *2004*	*2003*
Interest income	**12,471**	12,846
Interest expense	**(2,781)**	(2,667)
Net interest income	**9,690**	10,179
Other operating income	**6,363**	5,198
Operating income	**16,053**	15,377
Operating expenses	**(4,223)**	(3,902)
Operating profit before provisions	**11,830**	11,475
Provisions for bad and doubtful debts	**814**	(792)
Operating profit	**12,644**	10,683
Profit on tangible fixed assets and long-term investments	**432**	461
Net surplus/(deficit) on property revaluation	**148**	(37)
Share of profits of associated companies	**143**	30
Profit on ordinary activities before tax	**13,367**	11,137
Tax on profit on ordinary activities	**(1,764)**	(1,423)
Profit on ordinary activities after tax	**11,603**	9,714
Minority interests	**(208)**	(175)
Profit attributable to shareholders	**11,395**	9,539
Retained profits at 1 January	**19,720**	19,440
Transfer from premises revaluation reserve		
- depreciation charge on revaluation surplus	**75**	68
- realisation of revaluation surplus on disposal of premises	**2**	–
Transfer from investment properties revaluation reserve		
- realisation of revaluation surplus on disposal of investment properties	**141**	23
Exchange and other adjustments	**4**	18
Dividends	**(9,942)**	(9,368)
Retained profits at 31 December	**21,395**	19,720

Figures in HK$		
Earnings per share	**5.96**	4.99
Dividends per share	**5.20**	4.90

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Assets		
Cash and short-term funds	**68,198**	71,903
Placings with banks maturing after one month	**16,231**	18,029
Certificates of deposit	**33,590**	28,683
Securities held for dealing purposes	**1,866**	1,232
Advances to customers	**251,873**	229,466
Amounts due from immediate holding company and fellow subsidiary companies	**4,598**	13,715
Long-term investments	**138,025**	113,881
Investments in associated companies	**2,397**	549
Tangible fixed assets	**11,469**	9,565
Other assets	**20,378**	15,936
	548,625	502,959
Liabilities		
Current, savings and other deposit accounts	**463,416**	439,913
Deposits from banks	**8,631**	1,202
Amounts due to immediate holding company and fellow subsidiary companies	**3,928**	2,412
Other liabilities	**28,613**	19,147
	504,588	462,674
Capital resources		
Minority interests	**852**	644
Share capital	**9,559**	9,559
Reserves	**29,993**	26,641
Proposed dividends	**3,633**	3,441
Shareholders' funds	**43,185**	39,641
	44,037	40,285
	548,625	502,959

Figures in HK$		
Net asset value per share	**23.03**	21.07

Figures in HK$m	***Year ended 31 December*** ***2004***	*2003*
Shareholders' funds at 1 January	**39,641**	43,085
Increase/(decrease) in revaluation reserve of premises	**1,203**	(285)
Deferred tax adjustment on revaluation of premises	**(6)**	(80)
Increase/(decrease) in revaluation reserve of investment properties		
- Bank and subsidiary companies	**618**	(273)
- associated company	**154**	(125)
Long-term equity investment revaluation reserve		
- unrealised gains on revaluation	**332**	410
- realisation on disposal	**(406)**	(410)
Deferred tax adjustment on revaluation of long-term equity investment	**–**	(2)
Exchange and other adjustments	**4**	18
Net gains/(losses) recognised in shareholders' funds for the year	**1,899**	(747)
Profit attributable to shareholders for the year	**11,395**	9,539
Dividends declared or approved during the year	**(9,750)**	(12,236)
Shareholders' funds at 31 December	**43,185**	39,641

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the year 2004, economic profit was HK$7,297 million, an increase of HK$2,296 million, or 45.9 per cent, over last year. This was attributable to the growth of HK$1,637 million in profit after tax (adjusted for non-cash items) and the reduction of HK$659 million in cost of capital, following management's decision to revise the capital cost from 15.0 per cent to 11.6 per cent to reflect changes in long-term interest rates and equity risk premia. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.

	Year ended 31 December			
	2004		*2003*	
	HK$m	***%***	*HK$m*	*%*
Average invested capital	**34,494**		31,021	
Return on invested capital[♦]	**11,286**	**32.7**	9,649	31.1
Cost of capital	**(3,989)**	**(11.6)**	(4,648)	(15.0)
Economic profit	**7,297**	**21.1**	5,001	16.1

♦ *Return on invested capital represents profit after tax adjusted for non-cash items.*

Figures in HK$m	***Year ended 31 December 2004***	*2003*
Net cash inflow from operating activities	**17,632**	33,566
Cash flows from investing activities		
Purchase of an interest in an associated company	**(1,634)**	–
Dividends received from an associated company	**21**	24
Purchase of long-term investments	**(61,039)**	(98,041)
Proceeds from sale or redemption of long-term investments	**39,337**	69,710
Purchase of tangible fixed assets	**(148)**	(142)
Proceeds from sale of tangible fixed assets	**181**	35
Interest received from long-term investments	**3,258**	2,496
Dividends received from long-term investments	**131**	56
Net cash outflow from investing activities	**(19,893)**	(25,862)
Cash flows from financing activities		
Dividends paid	**(9,750)**	(10,324)
Net cash outflow from financing activities	**(9,750)**	(10,324)
Decrease in cash and cash equivalents	**(12,011)**	(2,620)
Cash and cash equivalents at 1 January	**77,575**	76,817
Effect of foreign exchange rate changes	**1,487**	3,378
Cash and cash equivalents at 31 December	**67,051**	77,575

Net interest income

Figures in HK$m	***2004***	*2003*
Net interest income	**9,690**	10,179
Average interest-earning assets	**474,219**	446,978
Net interest spread	**1.97%**	2.21%
Net interest margin	**2.04%**	2.28%

Net interest income decreased by HK$489 million, or 4.8 per cent, compared with 2003 although average interest-earning assets grew by HK$27.2 billion, or 6.1 per cent. Net interest margin narrowed by 24 basis points to 2.04 per cent with a reduction in net interest spread of 24 basis points to 1.97 per cent. Contribution from net free funds remained at the same level of 0.07 per cent as last year.

Spreads on HK dollar deposits fell by 7 basis points, or HK$332 million, as in the low interest rate environment, the Bank was unable to reduce deposit rates paid to customers. With abundant market liquidity there was also fierce market competition in the mortgage sector, with a consequent reduction in portfolio yields and an increase in incentive payments. The surplus liquidity also depressed corporate lending margins which fell by 6 basis points. The average spread of the securities portfolio fell as higher yielding papers matured and were replaced at lower yields.

The negative impact of the above on net interest income and net interest margin was mitigated by the growth in average interest earning assets of 6.1 per cent and a change in the asset mix as the bank sought diversification of the loan portfolio to higher yielding card and personal advances, trade finance and SME loans. Investment in debt securities increased by 20.1 per cent as funds were re-deployed from short-term interbank placings to debt securities for yield enhancement.

The impact of the individual factors on net interest income and net interest margin is analysed below:

	HK$m Net interest income	***Basis points Net interest margin***
Repricing of higher yielding debt securities	**(474)**	**(10)**
Reduction in deposit spread	**(332)**	**(7)**
Fall in mortgages portfolio yield	**(285)**	**(6)**
Compression in corporate loan margin	**(285)**	**(6)**
Change in average asset mix	**238**	**5**
Growth in average interest-earning assets	**649**	–
	(489)	**(24)**

Net interest income *(continued)*

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 202 basis points below BLR for 2004, before accounting for the effect of cash incentive payments. This compared with 177 basis points below BLR in 2003. Cash incentive payments on new mortgage loans of HK$157 million have been written off against interest income in 2004, compared with HK$130 million in 2003.

Compared with the first half of 2004, net interest income in the second half of 2004 improved by HK$268 million, or 5.7 per cent, with a 5 basis points increase in net interest margin to 2.07 per cent. Net interest spread increased by 4 basis points to 1.99 per cent and contribution from net free funds rose by 1 basis point to 0.08 per cent. Deposit spreads improved due to higher market interest rates in the second half of the year, which in turn benefited the contribution of net free funds. Growth in customer advances and higher interest recoveries from doubtful accounts also contributed to the increase in net interest income in the second half of the year.

Other operating income

Figures in HK$m	***2004***	*2003*
Dividend income:		
- listed investments	**44**	52
- unlisted investments	**52**	40
	96	92
Fees and commissions:		
- securities/stockbroking	**560**	361
- retail investment products and funds under management	**1,502**	996
- insurance	**102**	82
- account services	**214**	211
- remittance	**125**	132
- cards	**614**	551
- credit facilities	**240**	231
- import/export	**256**	223
- other	**136**	117
Fees and commissions receivable	**3,749**	2,904
Fees and commissions payable	**(409)**	(349)
	3,340	2,555
Dealing profits:		
- foreign exchange	**975**	764
- securities and other trading activities	**50**	43
	1,025	807
Insurance underwriting	**1,310**	1,144
Rental income from investment properties	**202**	210
Other	**390**	390
	6,363	5,198

Other operating income recorded strong growth of HK$1,165 million, or 22.4 per cent, and contributed 39.6 per cent of total operating income compared with 33.8 per cent in 2003.

Net fees and commissions benefited from private investor sentiment and a buoyant stock market, with net income rising 30.7 per cent, driven by strong growth of 55.1 per cent in securities broking and related services, 50.8 per cent in retail investment products and funds under management, and 6.7 per cent in card services. Trade services rose 14.8 per cent on the back of strong regional trade flows.

Dealing profits grew 27.0 per cent, mainly in foreign exchange income. This was the result of the improvement in proprietary trading, growth in corporate treasury services and the increase in profit on market-linked investment products provided to customers. Insurance commissions and underwriting profit together grew by 15.6 per cent. Life insurance underwriting profit grew by 22.3 per cent following a growth of 43.5 per cent in annualised premium from a wider range of products with enhanced protection and investment returns.

Other operating income *(continued)*

Analysis of income from wealth management businesses included in other operating income

Figures in HK$m	*2004*	*2003*
Investment income:		
- retail investment products and funds under management	**1,502**	996
- securities/stockbroking	**560**	361
- margin trading	**66**	55
	2,128	1,412
Insurance income:		
- life (including embedded value)	**1,041**	851
- general and others	**269**	282
	1,310	1,133
Total	**3,438**	2,545

Income from wealth management grew strongly by 35.1 per cent to HK$3,438 million, representing 54.0 per cent of total other operating income, boosted by 50.7 per cent growth in investment services income and 22.3 per cent growth in life insurance income.

Income from retail investment products and funds under management increased by HK$506 million, or 50.8 per cent, reflecting the Bank's successful product strategy of structuring products to meet specific customer investment needs. This resulted in an increase of 29.8 per cent in the sales of investment funds and structured products, including capital guaranteed funds, unit trust funds and structured instruments linked to the foreign exchange, equity and interest rate markets.

Of particular note was the expansion of the Hang Seng series of investment funds which added 29 funds structured to capture growth potential in the global, Asia, Hong Kong and mainland China equities markets, as well as the commodity and property markets. Private banking business continued to expand in terms of customer base, product range and investment portfolio. Total funds under management, including discretionary and advisory, grew by HK$32.1 billion, or 55.4 per cent, compared with the end of last year.

Income from stockbroking and related securities services rose by 55.1 per cent compared with last year, reflecting the growth in stock market activities. Riding on the buoyant stock market and large IPO issues, promotional campaigns were launched to grow securities accounts and boost trading turnover.

The growth momentum of the life insurance business continued, further penetrating the Bank's large customer base. The launch of new products providing enhanced protection and investment benefits, together with targeted marketing campaigns, boosted annualised premium growth by 43.5 per cent. Underwriting profits (including embedded value) grew 22.3 per cent. General insurance income, however, fell by 4.6 per cent due to higher claims for certain types of insurance.

Operating expenses

Figures in HK$m	**2004**	2003
Staff costs:		
- salaries and other costs	**2,018**	1,860
- retirement benefit costs	**169**	183
	2,187	2,043
Depreciation	**317**	329
Premises and equipment:		
- rental expenses	**178**	178
- other	**677**	629
	855	807
Other operating expenses	**864**	723
	4,223	3,902
Cost:income ratio	**26.3%**	25.4%

Staff numbers by region[♦]

	2004	2003
Hong Kong	**7,229**	7,076
Mainland and others	**313**	204
Total	**7,542**	7,280

♦ *Full-time equivalent*

Operating expenses increased by HK$321 million, or 8.2 per cent, to HK$4,223 million. Staff costs increased by HK$144 million, or 7.0 per cent, mainly due to the increase in average headcount number and the provision for performance based staff bonuses. Depreciation reduced by HK$12 million, or 3.6 per cent, while premises and equipment expenses rose by HK$48 million, or 5.9 per cent, mainly due to the increase in IT expenditure. Other operating expenses rose by HK$141 million, or 19.5 per cent, mainly in marketing expenditure to support the increased focus on the sale of personal investment products and card services, and processing costs as further activities were outsourced to Group service centres in Guangzhou and Shanghai.

Full-time equivalent staff (FTEs) increased by 262 in 2004, mainly to support the expansion on the Mainland where one new sub-branch was opened in Shanghai during the year and where new licences were obtained to conduct renminbi business in the Shenzhen and Fuzhou branches. Staff increases were also noted in personal financial services, where 80 financial planning managers were added as part of the strategy to develop customer structured solutions. During the year, further back office processes, including cards, phone banking and trade finance with a total 129 FTEs were migrated to Group service centres.

The cost:income ratio in 2004 was 26.3 per cent (25.4 per cent in 2003).

Provisions for bad and doubtful debts

Figures in HK$m	***2004***	*2003*
Net charge/(release) for bad and doubtful debts		
Advances to customers		
Specific provisions:		
- new provisions	**464**	1,167
- releases	**(357)**	(315)
- recoveries	**(109)**	(54)
	(2)	798
General provisions	**(812)**	(6)
Net (release)/charge to profit and loss account	**(814)**	792

Provisions for bad and doubtful debts showed a net release of HK$814 million compared with a net charge of HK$792 million for last year. Specific provisions showed a net release of HK$2 million against a net charge of HK$798 million for the previous year. This was the combined effect of the reduction of HK$703 million, or 60.2 per cent, in new and additional provisions and an increase of HK$97 million, or 26.3 per cent, in releases and recoveries. Credit card losses reduced significantly, as bankruptcy and unemployment rates continued to fall. There was a net release of mortgage provisions, reflecting lower delinquency levels, reduced negative equity and larger recoveries from disposal of repossessed properties. This reflected the strong rally in property prices and improvement in debt servicing capability in an improving economic environment. Corporate accounts also showed a net release as new and additional provisions reduced significantly, following the improvement in the financial position of corporate customers. A total of HK$812 million was released from general provisions during the year in light of historical loss experience and the improving credit environment.

Profit on tangible fixed assets and long-term investments

Figures in HK$m	***2004***	*2003*
Profit on disposal of long-term equity investments		
- realisation of amounts previously recognised in revaluation reserves at 1 January	**371**	418
- gains/(losses) arising in current year	**35**	(8)
	406	410
Profit less loss on disposal of held-to-maturity debt securities	**(4)**	48
Profit less loss on disposal of tangible fixed assets	**30**	3
	432	461

Profit on disposal of tangible fixed assets and long-term investments fell by HK$29 million, or 6.3 per cent, to HK$432 million, being the net result of the lower profit on disposal of debt securities and equities, and the increase in profit on disposal of investment properties.

Taxation

Taxation in the consolidated profit and loss account represents:

Figures in HK$m	*2004*	*2003*
Current tax - provision for Hong Kong profits tax		
Tax for the year	**1,534**	1,443
Over-provision in respect of prior years	**(12)**	(39)
	1,522	1,404
Current tax - taxation outside Hong Kong		
Tax for the year	**7**	4
Over-provision in respect of prior years	**–**	(14)
	7	(10)
Deferred tax		
Origination and reversal of temporary differences	**179**	70
Effect of increase in tax rate on deferred tax balances at 1 January	**–**	(9)
Benefit of previously unrecognised tax losses now recognised	**–**	(36)
	179	25
Share of associated companies' taxation	**56**	4
Total charge for taxation	**1,764**	1,423
Effective tax rate	**13.2%**	12.8%

The current tax provision is based on the estimated assessable profit in 2004, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR using the Hong Kong profits tax rate of 17.5 per cent (17.5 per cent for 2003). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also dealt with in the reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share in 2004 is based on earnings of HK$11,395 million (HK$9,539 million in 2003) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2003).

Dividends per share

	2004		2003	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*
First interim	**1.10**	**2,103**	2.10	4,015
Second interim	**1.10**	**2,103**	1.00	1,912
Third interim	**1.10**	**2,103**	1.80	3,441
Fourth interim	**1.90**	**3,633**	—	—
	5.20	9,942	4.90	9,368

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

Hang Seng's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate and Institutional Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Bank and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Personal Financial Services (PFS)

PFS reported a growth of 21.2 per cent in profit before tax, underpinned by the strong growth in other operating income which outweighed the fall in net interest income. A net release in provisions for bad and doubtful debts was recorded, the result of a substantial reduction in specific provisions due to the significant improvement in credit card charge-off and net release from mortgages, and a release in general provisions.

Net interest income fell by 7.6 per cent, affected by the exceptionally low HK dollar interest rates, which reduced the spreads earned on deposits, and fierce competition in the mortgage market where yields suffered further declines.

The impact of the reduction in spreads was mitigated by an increase of 0.2 per cent in customer advances, and continued diversification of the loan portfolio through expansion of the higher yielding consumer lending business, with credit card advances and other personal lending recording strong growth of 20.3 per cent and 41.0 per cent respectively. Private sector residential mortgages rose slightly but mortgages granted under the GHOS scheme, which remained suspended, fell by 12.9 per cent.

Credit cards in issue rose by 18.7 per cent to 1,153,000 during 2004 with card spending increasing by 46.6 per cent over 2003, benefiting from the improving economic environment and the introduction of new e-payment services.

Other operating income rose by 28.8 per cent, driven by the growth in wealth management business through the successful implementation of customer segmentation and product strategies. Investment services income rose by 48.7 per cent, due to the growth in sales of retail investment products and funds under management, securities services and private banking. Sales of investment products rose by 29.8 per cent as new investment funds were launched to capture the growth potential of the global, Asia, Hong Kong and mainland China equities markets, as well as the commodity and property markets. Riding on the active stock market, securities services grew in customer account and transaction volume by 52.7 per cent and 40.6 per cent respectively. Leveraging on the strength of the e-channel, new products such as the online warrant supermarket and customised services were launched to enhance convenience and create value for customers.

Life insurance grew by 43.5 per cent in annualised premium and 23.2 per cent in underwriting profit. New products with special features to suit different customer needs, including longer protection with shorter subscription periods, medical cover for the elderly, and flexible investment return pay-out patterns, were successfully launched.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Commercial Banking (CMB)

CMB reported growth of 83.1 per cent in profit before tax, driven by strong growth of 25.2 per cent in net interest income as customer advances grew by 37.5 per cent in trade finance and in the manufacturing, wholesale and retail trade, and property investment sectors. Other operating income rose by 12.5 per cent, mainly from trade services, and net releases were recorded in specific and general provisions.

Progress was made in expanding the customer base and service scope of both the middle market corporate (MME) and the small and medium enterprise (SME) segments in Hong Kong and mainland China.

On the MME side, CMB further leveraged on its strong relationship management team, trade service capabilities, and the branches on the Mainland and in Macau to provide a total financial services solution to customers with business operations in both Hong Kong and mainland China. The product features of factoring and customised trade services were further enhanced to meet customer needs. Trade finance and other lending to MME customers grew by 31.3 per cent.

SME further strengthened its business banking team and focused on high growth industries which benefited from the rebound of the local economy. Business Internet Banking and Integrated Business Solutions Accounts were also further refined and developed so as to enhance the services to this sector. Advances to the SME segment grew by 49.7 per cent, driven by strong growth in relation to trade finance, and in lending for the expansion of production capacity, distribution networks and property investment.

Corporate and Institutional Banking (CIB)

CIB recorded growth of 6.0 per cent in profit before tax, with an increase of 9.8 per cent in net interest income following a growth of 12.3 per cent in customer advances. The operating results benefited from a net release in provisions for bad and doubtful debts, reflecting improvements in the operating environment and a generally benign credit environment. CIB continued to participate actively in the loan syndication market and benefited from the increase in market activities. CIB also teamed up with Treasury to provide more comprehensive corporate financing solutions to customers.

Treasury

Treasury reported growth of 5.5 per cent in profit before tax. Net interest income reduced marginally by 1.1 per cent as higher yielding securities matured and were replaced at lower yields. Dealing profit rose by 33.1 per cent, reflecting the improvement in proprietary trading, the increase in corporate treasury services and the growth in structured investment products.

Other

Profit before tax for the 'Other' customer group fell by 8.7 per cent compared with last year. Return on shareholders' funds further declined in the low interest rate environment despite the increase in profit on disposal of investment properties and revaluation gains on property revaluation.

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2004							
Income and expenses							
Net interest income	5,706	1,332	596	1,854	202	–	9,690
Other operating income	4,080	1,046	217	684	336	–	6,363
Inter-segment income	–	–	–	–	320	(320)	–
Operating income	9,786	2,378	813	2,538	858	(320)	16,053
Operating expenses*	(2,798)	(843)	(121)	(156)	(305)	–	(4,223)
Inter-segment expenses	(256)	(53)	(6)	(5)	–	320	–
Operating profit before provisions	6,732	1,482	686	2,377	553	–	11,830
Provisions for bad and doubtful debts	83	601	130	–	–	–	814
Operating profit	6,815	2,083	816	2,377	553	–	12,644
Profit/(loss) on tangible fixed assets and long-term investments	–	–	–	(5)	437	–	432
Net surplus on property revaluation	–	–	–	–	148	–	148
Share of profits of associated companies	6	72	–	32	33	–	143
Profit on ordinary activities before tax	6,821	2,155	816	2,404	1,171	–	13,367
Share of pre-tax profit	51.0%	16.1%	6.1%	18.0%	8.8%	–	100.0%
Operating profit excluding inter-segment transactions	7,071	2,136	822	2,382	233	–	12,644
*Included in operating expenses is depreciation of	(104)	(18)	(3)	(2)	(190)	–	(317)
At 31 December 2004							
Total assets	142,455	46,752	77,361	256,370	25,687	–	548,625
Total liabilities	352,688	77,712	25,151	21,553	27,484	–	504,588
Investments in associated companies	94	1,117	–	488	698	–	2,397
Capital expenditure incurred during the year	104	17	2	2	23	–	148

Segmental analysis *(continued)*

(a) By customer group *(continued)*

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate & Institutional Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Year ended 31 December 2003							
Income and expenses							
Net interest income	6,175	1,064	543	1,874	523	–	10,179
Other operating income	3,167	930	218	509	374	–	5,198
Inter-segment income	–	–	–	–	345	(345)	–
Operating income	9,342	1,994	761	2,383	1,242	(345)	15,377
Operating expenses♦	(2,518)	(799)	(111)	(148)	(326)	–	(3,902)
Inter-segment expenses	(276)	(57)	(7)	(5)	–	345	–
Operating profit before provisions	6,548	1,138	643	2,230	916	–	11,475
Provisions for bad and doubtful debts	(930)	11	127	–	–	–	(792)
Operating profit	5,618	1,149	770	2,230	916	–	10,683
Profit on tangible fixed assets and long-term investments	12	28	–	48	373	–	461
Net deficit on property revaluation	–	–	–	–	(37)	–	(37)
Share of profits of associated companies	–	–	–	–	30	–	30
Profit on ordinary activities before tax	5,630	1,177	770	2,278	1,282	–	11,137
Share of pre-tax profit	50.6%	10.6%	6.9%	20.4%	11.5%	–	100.0%
Operating profit excluding inter-segment transactions	5,894	1,206	777	2,235	571	–	10,683
♦Included in operating expenses is depreciation of	(122)	(20)	(2)	(2)	(183)	–	(329)
At 31 December 2003							
Total assets	137,988	31,749	68,393	242,014	22,815	–	502,959
Total liabilities	344,281	72,625	19,760	7,225	18,783	–	462,674
Investments in associated companies	–	–	–	–	549	–	549
Capital expenditure incurred during the year	77	19	4	1	41	–	142

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	*Hong Kong*	*Americas*	*Other*	*Total*
Year ended 31 December 2004				
Income and expenses				
Operating income	**14,333**	**1,594**	**126**	**16,053**
Profit on ordinary activities before tax	**11,632**	**1,566**	**169**	**13,367**
At 31 December 2004				
Total assets	**463,924**	**69,675**	**15,026**	**548,625**
Total liabilities	**490,087**	**9,315**	**5,186**	**504,588**
Capital expenditure incurred during the year	**143**	–	**5**	**148**
Contingent liabilities and commitments	**127,246**	–	**2,925**	**130,171**
Year ended 31 December 2003				
Income and expenses				
Operating income	13,981	1,322	74	15,377
Profit on ordinary activities before tax	9,781	1,295	61	11,137
At 31 December 2003				
Total assets	427,539	65,204	10,216	502,959
Total liabilities	449,243	8,376	5,055	462,674
Capital expenditure incurred during the year	130	–	12	142
Contingent liabilities and commitments	107,588	122	1,671	109,381

Cash and short-term funds

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Cash in hand and balances with banks and other financial institutions	**6,021**	4,780
Money at call and placings with banks maturing within one month	**55,907**	62,566
Treasury bills	**6,270**	4,557
	68,198	71,903
Remaining maturity of treasury bills:		
- within three months	**1,167**	174
- one year or less but over three months	**5,103**	4,383
	6,270	4,557

Placings with banks maturing after one month

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Remaining maturity:		
- three months or less but over one month	**10,838**	15,576
- one year or less but over three months	**5,143**	2,253
- five years or less but over one year	**250**	200
	16,231	18,029

Certificates of deposit

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Remaining maturity:		
- three months or less but not repayable on demand	**8,076**	1,870
- one year or less but over three months	**12,742**	10,171
- five years or less but over one year	**12,231**	16,642
- over five years	**541**	–
	33,590	28,683

Securities held for dealing purposes

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Debt securities by remaining maturity:		
- three months or less but not repayable on demand	**29**	38
- one year or less but over three months	**165**	191
- five years or less but over one year	**1,366**	840
- over five years	**262**	146
	1,822	1,215
Equity shares	**44**	17
	1,866	1,232

Debt securities held for dealing purposes exclude treasury bills and certificates of deposit which are included under the respective headings in the balance sheet.

Advances to customers

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Gross advances to customers	**252,940**	231,999
Specific provisions	**(778)**	(1,432)
General provisions	**(289)**	(1,101)
	251,873	229,466
Remaining maturity:		
- repayable on demand	**12,515**	11,488
- three months or less but not repayable on demand	**24,701**	20,341
- one year or less but over three months	**31,474**	22,585
- five years or less but over one year	**94,841**	89,565
- over five years	**86,343**	81,402
- overdue for more than one month	**897**	1,375
- non-performing advances	**2,169**	5,243
Gross advances to customers	**252,940**	231,999
Provisions for bad and doubtful debts	**(1,067)**	(2,533)
	251,873	229,466
Included in advances to customers are:		
- trade bills	**3,053**	2,226
- provisions for bad and doubtful debts	**(8)**	(17)
	3,045	2,209

Advances to customers (after deduction of interest in suspense and provisions) recorded a growth of HK$22.4 billion, or 9.8 per cent, to HK$251.9 billion at 31 December 2004.

Provisions against advances to customers

Figures in HK$m	***Specific***	***General***	***Total***	***Suspended interest***
At 1 January 2004	**1,432**	**1,101**	**2,533**	**293**
Amounts written off	**(761)**	–	**(761)**	**(144)**
Recoveries of advances written off in previous years	**109**	–	**109**	–
New provisions charged to profit and loss account	**464**	–	**464**	–
Provisions released to profit and loss account	**(357)**	**(812)**	**(1,169)**	–
Provisions recovered to profit and loss account	**(109)**	–	**(109)**	–
Interest suspended during the year	–	–	–	**60**
Suspended interest recovered	–	–	–	**(92)**
At 31 December 2004	**778**	**289**	**1,067**	**117**

Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

	At 31 December 2004	*At 31 December 2003*
	%	%
Specific provisions	**0.31**	0.62
General provisions	**0.11**	0.48
Total provisions	**0.42**	1.10

Total provisions as a percentage of gross advances to customers fell to 0.42 per cent at 31 December 2004, compared with 1.10 per cent at the end of 2003. Specific provisions as a percentage of gross advances decreased by 31 basis points to 0.31 per cent. The reduction mainly reflected the writing-off of irrecoverable balances against provisions and repayments, and upgrading of doubtful accounts to performing status. General provisions fell by 37 basis points to 0.11 per cent of gross advances to customers, compared with 0.48 per cent at the end of 2003, reflecting the reduction in estimated latent losses within the loan portfolio, based on historical loss experience.

Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Gross non-performing advances on which interest:		
- has been placed in suspense	**2,171**	5,182
- accrual has ceased	**48**	134
	2,219	5,316
Suspended interest	**(50)**	(73)
Gross non-performing advances* (page 30)	**2,169**	5,243
Specific provisions	**(778)**	(1,432)
Net non-performing advances	**1,391**	3,811
Specific provisions as a percentage of gross non-performing advances*	**35.9%**	27.3%
Gross non-performing advances* as a percentage of gross advances to customers	**0.9%**	2.3%

* *Stated after deduction of interest in suspense.*

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but which are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$3,074 million, or 58.6 per cent, to HK$2,169 million, compared with the end of 2003. Irrecoverable balances of HK$761 million were written off against provisions. Corporate non-performing advances reduced significantly by HK$2,332 million, comprising large repayments and upgrades totalling HK$2,500 million and a small amount of HK$168 million from new non-performing accounts. The level of non-performing mortgages and card advances at 31 December 2004 also reduced compared with the prior year, reflecting the improving economic environment, and falling bankruptcy and unemployment levels. The ratio of gross non-performing advances to gross advances to customers further improved to 0.9 per cent from 2.3 per cent at the end of 2003.

Overdue advances to customers

The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

	At 31 December 2004		At 31 December 2003	
	HK$m	***%***	*HK$m*	*%*
Gross advances to customers[†] which have been overdue with respect to either principal or interest for periods of:				
- six months or less but over three months	**630**	**0.2**	1,297	0.5
- one year or less but over six months	**401**	**0.2**	858	0.4
- over one year	**572**	**0.2**	1,152	0.5
	1,603	**0.6**	3,307	1.4
Overdue advances to customers (as above)	**1,603**	**0.6**	3,307	1.4
Less: overdue advances on which interest is still being accrued	**(424)**	**(0.1)**	(1,108)	(0.5)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	**430**	**0.2**	1,536	0.7
- other	**560**	**0.2**	1,508	0.7
Gross non-performing advances[†](page 29)	**2,169**	**0.9**	5,243	2.3

[†] *Stated after deduction of interest in suspense.*

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

	At 31 December 2004		*At 31 December 2003*	
	HK$m	***%***	*HK$m*	*%*
Rescheduled advances to customers[♦]	**1,553**	**0.6**	2,608	1.1

♦ *Stated after deduction of interest in suspense.*

Rescheduled advances are those which have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concession terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to 12 months. Rescheduled advances which have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 30).

Rescheduled advances to customers were reduced by HK$1,055 million, or 40.5 per cent, to HK$1,553 million at 31 December 2004, representing 0.6 per cent of gross advances to customers. The reduction was mainly the result of the repayment and upgrade of certain corporate customers.

Repossessed assets

Collateral assets are repossessed through court proceedings or voluntary delivery of possession in the course of recovery of non-performing advances. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing. The aggregate valuation of the repossessed collateral assets amounted to:

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Repossessed collateral assets	**320**	506

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2004, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2003).

Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Gross advances to customers for use in Hong Kong		
Industrial, commercial and financial sectors		
Property development	**12,818**	16,828
Property investment	**44,755**	34,555
Financial concerns	**3,996**	6,109
Stockbrokers	**314**	226
Wholesale and retail trade	**5,460**	4,376
Manufacturing	**4,389**	2,556
Transport and transport equipment	**11,173**	10,139
Other	**22,017**	17,727
	104,922	92,516
Individuals		
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**26,496**	30,431
Advances for the purchase of other residential properties	**80,212**	79,830
Credit card advances	**6,534**	5,430
Other	**7,122**	5,779
	120,364	121,470
Total gross advances for use in Hong Kong	**225,286**	213,986
Trade finance	**15,545**	11,322
Gross advances for use outside Hong Kong	**12,109**	6,691
Gross advances to customers	**252,940**	231,999

Lending to the commercial sectors grew by HK$12.4 billion, or 13.4 per cent, during 2004. Property development and investment rose 12.0 per cent. Wholesale and retail trade, manufacturing, and transport and transport equipment reported strong growth of 24.8 per cent, 71.7 per cent and 10.2 per cent respectively. Other, including conglomerates engaged in diversified lines of business, rose by 24.2 per cent.

Trade finance advances recorded an encouraging growth of HK$4.2 billion, or 37.3 per cent. This reflected strong regional trade flows and the success of the Bank in further expanding the commercial banking business by leveraging on strong relationship management, customised trade solutions and e-services.

Gross advances to customers by industry sector *(continued)*

Lending to individuals fell by HK$1.1 billion, or 0.9 per cent. Excluding the fall of HK$3.9 billion in mortgages under the suspended GHOS, there was a growth of 3.1 per cent in individual lending. Credit card advances grew by 20.3 per cent with an expanded card base and card spending. Other lending to individuals, mainly personal and tax loans, together rose 23.2 per cent, reflecting improved consumer and investor confidence. Residential mortgages rose slightly by 0.5 per cent, in an intensely competitive market environment. Despite the strong growth in new mortgages drawdown, early repayment rose significantly in an active property market.

Gross advances for use outside Hong Kong rose by HK$5.4 billion, or 81.0 per cent, mainly reflecting the encouraging growth in the loan portfolios of Mainland branches.

Long-term investments

Figures in HK$m	***Carrying value*** **At 31 December 2004**	*At 31 December 2003*
Held-to-maturity debt securities		
Issued by public bodies:		
- central governments and central banks	**15,697**	12,408
- other public sector entities	**12,349**	12,365
	28,046	24,773
Issued by other bodies:		
- banks and other financial institutions	**88,459**	68,230
- corporate entities	**19,573**	18,747
	108,032	86,977
	136,078	111,750
Equity investments		
Issued by corporate entities	**1,947**	2,131
	138,025	113,881
Held-to-maturity debt securities:		
- listed in Hong Kong	**5,720**	3,001
- listed outside Hong Kong	**27,138**	24,687
	32,858	27,688
- unlisted	**103,220**	84,062
	136,078	111,750
Equity investments:		
- listed in Hong Kong	**1,076**	1,313
- listed outside Hong Kong	**134**	87
	1,210	1,400
- unlisted	**737**	731
	1,947	2,131
	138,025	113,881

Long-term investments *(continued)*

Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of maturity. Equity investments are stated at fair value. The carrying values are net of provisions for impairment.

Investment in held-to-maturity debt securities rose by HK$24.3 billion, or 21.8 per cent, to HK$136.1 billion, with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$137.0 billion, with an unrealised gain of HK$895 million at 31 December 2004.

The following table shows the fair value of held-to-maturity debt securities:

Figures in HK$m	***Fair value***	
	At 31 December 2004	*At 31 December 2003*
Held-to-maturity debt securities		
Issued by public bodies:		
- central governments and central banks	**15,955**	12,578
- other public sector entities	**12,670**	12,763
	28,625	25,341
Issued by other bodies:		
- banks and other financial institutions	**88,603**	68,375
- corporate entities	**19,745**	18,929
	108,348	87,304
	136,973	112,645
Held-to-maturity debt securities:		
- listed in Hong Kong	**5,822**	3,074
- listed outside Hong Kong	**27,154**	24,790
	32,976	27,864
- unlisted	**103,997**	84,781
	136,973	112,645

Maturity analysis of held-to-maturity debt securities:

Figures in HK$m	***Carrying value***	
	At 31 December 2004	*At 31 December 2003*
Remaining maturity:		
- repayable on demand	–	78
- three months or less but not repayable on demand	**8,162**	6,827
- one year or less but over three months	**20,742**	17,474
- five years or less but over one year	**100,687**	82,130
- over five years	**6,487**	5,241
	136,078	111,750

Investments in associated companies

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Share of net assets	**2,095**	549
Goodwill unamortised	**302**	–
	2,397	549

Investment in associated companies increased by HK$1,848 million, or 336.6 per cent, to HK$2,397 million, reflecting Hang Seng's subscription of 15.98 per cent in the enlarged share capital of Industrial Bank Co., Ltd (IB) in May 2004.

The investment of 15.98 per cent in IB is accounted for as an associate using the equity method, as Hang Seng has representation on the Board of Directors of IB, and on its executive committee. In accordance with the General Technical Support and Assistance Agreement, Hang Seng is also assisting in the development of financial and operating policies in IB.

Hang Seng has recognised its share of IB's net income from the date of acquisition to 30 September 2004 based on the most up-to-date accounts available, which were prepared in accordance with International Financial Reporting Standards and which have been reviewed by IB's auditors. Goodwill on acquisition has also been amortised over the same period.

Other assets

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Unrealised gains on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**1,507**	1,664
Deferred taxation	**11**	52
Items in the course of collection from other banks	**4,456**	3,244
Prepayments and accrued income	**2,350**	2,179
Long-term assurance assets attributable to policy holders	**8,291**	4,982
Other accounts	**3,763**	3,815
	20,378	15,936
Remaining maturity:		
- three months or less	**9,165**	8,811
- one year or less but over three months	**1,121**	770
- five years or less but over one year	**928**	183
- over five years	**9,133**	6,135
	20,347	15,899
- overdue♦		
-- six months or less but over three months	**4**	5
-- one year or less but over six months	**3**	8
-- over one year	**24**	24
	31	37
	20,378	15,936

♦ *Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.*

Other assets increased by HK$4,442 million, or 27.9 per cent, to HK$20,378 million, compared with HK$15,936 million at 31 December 2003. Long-term assurance assets attributable to policy holders increased by 66.4 per cent as the insurance fund of Hang Seng Life Limited (HSLL) continued to grow from both new policies taken out, and from the renewal of existing policies.

Current, savings and other deposit accounts

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Customer deposit accounts:		
- current accounts	**57,290**	48,568
- savings accounts	**224,893**	205,769
- time and other deposits	**165,123**	177,634
Certificates of deposit in issue	**15,464**	7,927
Other debt securities in issue	**646**	15
	463,416	439,913
Customer deposit accounts		
Repayable on demand	**304,453**	281,296
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**128,752**	139,123
- one year or less but over three months	**7,707**	7,474
- five years or less but over one year	**5,741**	3,720
- over five years	**653**	358
	447,306	431,971
Certificates of deposit in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**252**	908
- one year or less but over three months	**7,698**	1,132
- five years or less but over one year	**6,757**	5,685
- over five years	**757**	202
	15,464	7,927
Other debt securities in issue		
Remaining maturity:		
- three months or less but not repayable on demand	**646**	15
	646	15
	463,416	439,913

Current, savings and other deposit accounts, including certificates of deposit and other debt securities in issue, increased by HK$23.5 billion, or 5.3 per cent, to HK$463.4 billion, compared with HK$439.9 billion at 31 December 2003. Customer deposit accounts rose by HK$15.3 billion, or 3.6 per cent. The growth was mainly recorded in savings and current accounts while time deposits fell in the low interest rate environment.

Certificates of deposit and other debt securities in issue rose by HK$8.2 billion, or 102.8 per cent, to HK$16.1 billion.

The above accounts include structured deposits, certificates of deposit and other instruments with returns linked to currency, interest rate and other market indices, totalling HK$10.7 billion. A growth of 97.2 per cent was recorded as new products were introduced to satisfy customer demand for yield enhancement products in the low interest rate environment.

Deposits from banks

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Repayable on demand	**2,251**	654
With agreed maturity dates or periods of notice, by remaining maturity:		
- three months or less but not repayable on demand	**6,380**	448
- one year or less but over three months	**—**	100
	8,631	1,202

Other liabilities

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Short positions in securities	**5,840**	1,514
Unrealised losses on off-balance sheet interest rate, exchange rate and other derivative contracts which are marked to market	**965**	1,277
Current taxation	**514**	523
Deferred taxation	**1,041**	643
Items in the course of transmission to other banks	**6,136**	3,968
Accruals	**2,188**	2,155
Provisions for other liabilities and charges	**397**	363
Long-term liabilities attributable to policy holders	**8,291**	4,982
Other	**3,241**	3,722
	28,613	19,147

Other liabilities increased by HK$9,466 million, or 49.4 per cent, to HK$28,613 million compared with HK$19,147 million at 31 December 2003. Long-term liabilities attributable to policy holders rose by 66.4 per cent as the insurance fund of HSLL continued to grow from both new policies taken out, and from the renewal of existing policies. The growth in other liabilities was also attributable to the increase in short positions in securities, mainly in government exchange fund bills, and items in the course of transmission to other banks.

Shareholders' funds

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Share capital	**9,559**	9,559
Retained profits	**21,395**	19,720
Premises and investment properties revaluation reserves	**7,564**	5,813
Long-term equity investment revaluation reserve	**935**	1,009
Capital redemption reserve	**99**	99
Total reserves	**29,993**	26,641
	39,552	36,200
Proposed dividends	**3,633**	3,441
Shareholders' funds	**43,185**	39,641
Return on average shareholders' funds	**27.6%**	23.4%

There was no purchase, sale or redemption of the Bank's listed securities by the Bank or any of its subsidiaries in 2004.

Shareholders' funds (excluding proposed dividends) rose by HK$3,352 million, or 9.3 per cent, to HK$39,552 million at 31 December 2004. Retained profits also increased by HK$1,675 million. Premises and investment properties revaluation reserves rose by HK$1,751 million, reflecting the rise in the property market.

The return on average shareholders' funds was 27.6 per cent, compared with 23.4 per cent in 2003, reflecting the growth in attributable profit.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Capital base		
Tier 1 capital		
- share capital	**9,559**	9,559
- retained profits	**20,560**	19,084
- capital redemption reserve	**99**	99
- less: goodwill	**(302)**	–
- total	**29,916**	28,742
Tier 2 capital		
- premises and investment properties revaluation reserves	**5,322**	4,096
- long-term equity investment revaluation reserve	**625**	688
- general provisions	**289**	1,101
- total	**6,236**	5,885
Unconsolidated investments and other deductions	**(2,829)**	(1,283)
Total capital base after deductions	**33,323**	33,344
Risk-weighted assets		
On-balance sheet	**259,429**	234,251
Off-balance sheet	**16,577**	15,047
Total risk-weighted assets	**276,006**	249,298
Total risk-weighted assets adjusted for market risk	**277,029**	253,326
Capital adequacy ratios		
After adjusting for market risk		
- tier 1[♦]	**10.8%**	11.3%
- total[♦]	**12.0%**	13.2%
Before adjusting for market risk		
- tier 1	**10.8%**	11.5%
- total	**12.1%**	13.4%

♦ *The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.*

Capital resources management *(continued)*

The total capital ratio fell by 1.2 percentage points to 12.0 per cent at 31 December 2004, compared with 13.2 per cent at 31 December 2003. The capital base at 31 December 2004 was maintained at HK$33.3 billion, the same level as at the previous year-end. The rise in premises and investment properties revaluation reserves and retained profits has been offset by the deduction of the cost of investment in Industrial Bank Co., Ltd (IB) and the release of general provisions. Risk-weighted assets adjusted for market risk grew by 9.4 per cent, mainly attributable to the increase in advances to customers and debt securities holdings.

The deduction of goodwill from tier 1 capital base on acquisition of the IB investment, and the growth in risk-weighted assets, caused the tier 1 capital ratio to fall by 50 basis points to 10.8 per cent.

Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	2004	*2003*
The Bank and its major banking subsidiaries	**47.2**%	46.2%

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	*2004*	*2003*
Operating profit	**12,644**	10,683
Net interest income	**(9,690)**	(10,179)
Dividend income	**(96)**	(92)
Provisions for bad and doubtful debts	**(814)**	792
Depreciation	**317**	329
Amortisation of long-term investments	**426**	203
Advances written off net of recoveries	**(652)**	(1,172)
Interest received	**9,054**	10,240
Interest paid	**(2,646)**	(2,747)
Operating profit before changes in working capital	**8,543**	8,057
Change in cash and short-term funds	**(1,757)**	99
Change in placings with banks maturing after one month	**1,798**	12,890
Change in certificates of deposit	**(2,225)**	1,392
Change in securities held for dealing purposes	**(634)**	(34)
Change in advances to customers	**(20,941)**	(4,524)
Change in amounts due from immediate holding company and fellow subsidiary companies	**1,373**	341
Change in other assets	**(4,358)**	(3,491)
Change in customer deposit accounts	**15,335**	34,280
Change in debt securities in issue	**8,168**	(8,060)
Change in deposits from banks	**7,429**	130
Change in amounts due to immediate holding company and fellow subsidiary companies	**1,516**	797
Change in other liabilities	**8,944**	4,199
Elimination of exchange differences and other non-cash items	**(4,634)**	(11,984)
Cash generated from operating activities	**18,557**	34,092
Taxation paid	**(925)**	(526)
Net cash inflow from operating activities	**17,632**	33,566

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Cash in hand and balances with banks and other financial institutions	**7,248**	5,823
Money at call and placings with banks maturing within one month	**57,071**	71,658
Treasury bills	**47**	91
Certificates of deposit	**2,685**	3
	67,051	77,575

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 31 December 2004			
Contingent liabilities:			
Guarantees	**10,722**	**10,447**	**3,501**
Commitments:			
Documentary credits and short-term trade-related transactions	**9,020**	**1,844**	**1,805**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	**86,714**	**–**	**–**
- one year and over	**23,677**	**11,839**	**10,460**
Other	**38**	**38**	**38**
	119,449	**13,721**	**12,303**
Exchange rate contracts:			
Spot and forward foreign exchange	**138,269**	**1,066**	**298**
Other exchange rate contracts	**23,158**	**323**	**106**
	161,427	**1,389**	**404**
Interest rate contracts:			
Interest rate swaps	**120,603**	**1,421**	**347**
Other interest rate contracts	**5,067**	**15**	**6**
	125,670	**1,436**	**353**
Other derivative contracts	**1,373**	**46**	**23**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2003			
Contingent liabilities:			
Guarantees	12,401	12,143	3,622
Commitments:			
Documentary credits and short-term trade-related transactions	8,098	1,620	1,613
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	69,099	—	—
- one year and over	19,623	9,811	8,949
Other	160	160	62
	96,980	11,591	10,624
Exchange rate contracts:			
Spot and forward foreign exchange	76,408	1,080	322
Other exchange rate contracts	33,160	401	141
	109,568	1,481	463
Interest rate contracts:			
Interest rate swaps	91,629	1,300	315
Other interest rate contracts	17,578	45	21
	109,207	1,345	336
Other derivative contracts	297	9	2

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Replacement cost		
Exchange rate contracts	**834**	876
Interest rate contracts	**939**	997
Other derivative contracts	**5**	–
	1,778	1,873

The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

Figures in HK$m	*Banks & other financial institutions*	*Sovereign & public sector entities*	*Other*	*Total*
At 31 December 2004				
Asia-Pacific excluding Hong Kong:				
- Australia	**21,429**	**62**	**1,223**	**22,714**
- other	**26,222**	**1,530**	**5,432**	**33,184**
	47,651	**1,592**	**6,655**	**55,898**
The Americas:				
- Canada	**19,748**	**4,957**	**1,556**	**26,261**
- other	**11,320**	**2,744**	**10,252**	**24,316**
	31,068	**7,701**	**11,808**	**50,577**
Western Europe:				
- Germany	**17,037**	**–**	**816**	**17,853**
- United Kingdom	**23,794**	**16**	**5,945**	**29,755**
- other	**59,889**	**2,063**	**4,895**	**66,847**
	100,720	**2,079**	**11,656**	**114,455**
At 31 December 2003				
Asia-Pacific excluding Hong Kong:				
- Australia	19,251	170	1,362	20,783
- other	23,543	1,377	3,749	28,669
	42,794	1,547	5,111	49,452
The Americas:				
- Canada	17,982	10,527	686	29,195
- other	8,051	7,215	9,441	24,707
	26,033	17,742	10,127	53,902
Western Europe:				
- Germany	20,417	863	371	21,651
- United Kingdom	20,378	16	4,091	24,485
- other	54,061	1,601	4,144	59,806
	94,856	2,480	8,606	105,942

Additional information

1. *Statutory accounts and accounting policies*

The information in this press release does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2004 (2004 accounts), which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by Hong Kong Monetary Authority in November 2002. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2005.

The 2004 accounts and this press release have been prepared on a basis consistent with the accounting policies adopted in the 2003 accounts as no new accounting policies were adopted in 2004.

For the accounting periods beginning on or after 1 January 2005, a number of new and revised Hong Kong Financial Reporting Standards (new HKFRSs) are effective. Hang Seng is in the process of assessing the impact of these new HKFRSs and considers that the adoption of the following HKFRSs will have significant financial or presentational effects on Hang Seng's financial statements:

HKAS 12: Income taxes – HKAS Interpretation 21
HKAS 17: Leases
HKAS 19: Employee benefits (International Accounting Standard 19)
HKAS 39: Financial instruments: Recognition and Measurement
HKAS 40: Investment property

A summary of the requirement of each of the HKFRSs as compared with the current accounting policy and the effect on adoption and transitional and restatement treatment is set out in note 4 to the 2004 accounts, which will be available from Hang Seng's website http://www.hangseng.com on Monday, 28 February 2005.

---

2. Property revaluation

Hang Seng's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, at 30 September 2004, who confirmed that there had been no material change in valuations at 31 December 2004. The valuations were carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a surplus of HK$2,224 million, of which HK$1,821 million (net of deferred tax amounting to HK$255 million) has been credited to the Bank's revaluation reserves at 31 December 2004. The remaining amount of HK$148 million has been credited to the profit and loss account, being reversal of the previous revaluation deficit which had arisen when the market value of certain premises fell below depreciated historical cost.

Additional information *(continued)*

3. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value-at-risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting and the HKMA has expressed itself satisfied with Hang Seng's market risk management process.

Additional information *(continued)*

3. Market risk *(continued)*

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during 2004 and 2003 are shown in the tables below.

VAR

Figures in HK$m	***At 31 December 2004***	***Minimum during the year***	***Maximum during the year***	***Average for the year***
VAR for all interest rate risk and foreign exchange risk	**394**	**249**	**605**	**372**
VAR for foreign exchange risk (trading)	**3**	**1**	**58**	**33**
VAR for interest rate risk:				
- trading	**4**	**1**	**16**	**4**
- accrual	**394**	**244**	**603**	**371**

Figures in HK$m	*At 31 December 2003*	*Minimum during the year*	*Maximum during the year*	*Average for the year*
VAR for all interest rate risk and foreign exchange risk	271	186	473	321
VAR for foreign exchange risk (trading)	57	2	156	32
VAR for interest rate risk:				
- trading	1	1	11	4
- accrual	264	186	472	315

The average daily revenue earned from market risk-related treasury activities in 2004, including accrual book net interest income and funding related to dealing positions, was HK$10 million (HK$8 million for 2003). The standard deviation of these daily revenues was HK$5 million (HK$7 million for 2003). An analysis of the frequency distribution of daily revenues shows that out of 249 trading days in 2004, losses were recorded on only two days and the maximum daily loss was HK$6 million. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 143 occurrences. The highest daily revenue was HK$38 million.

Additional information *(continued)*

3. Market risk *(continued)*

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2004 was HK$4 million (HK$2 million for 2003). Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 4 on page 52, are managed by the Asset and Liability Management Committee.

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2004 was HK$6 million (HK$6 million for 2003).

4. Foreign currency positions

Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2004, the US dollar (US$) and renminbi (RMB) were the currencies in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 31 December 2004***		*At 31 December 2003*	
	US$	***RMB***	*US$*	*RMB*
Non-structural position				
Spot assets	**173,071**	**2,664**	162,330	769
Spot liabilities	**(171,698)**	**(2,400)**	(151,706)	(640)
Forward purchases	**68,726**	**207**	40,537	643
Forward sales	**(69,795)**	**(192)**	(35,587)	(643)
Net options positions	**(37)**	**–**	–	–
Net long non-structural position	**267**	**279**	15,574	129

Additional information *(continued)*

4. Foreign currency positions *(continued)*

At 31 December 2004, Hang Seng's major structural foreign currency positions were US dollar and renminbi.

	At 31 December 2004		*At 31 December 2003*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*
Structural position				
US dollar	**850**	**28.8**	841	68.5
Renminbi	**1,998**	**67.6**	282	23.0

5. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies

In 2004, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT of, and shared an automated teller machine network with, its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator and the Bank acted as agent for the marketing of Mandatory Provident Fund products and the distribution of retail investment funds for two fellow subsidiary companies. The premiums, commissions and other fees on these transactions are determined on an 'arm's length' basis.

Additional information *(continued)*

5. Material related-party transactions *(continued)*

(a) Immediate holding company and fellow subsidiary companies *(continued)*

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:

Income and expenses for the year

Figures in HK$m	***Year ended 31 December***	
	2004	*2003*
Interest income	**84**	195
Interest expense	**91**	17
Other operating income	**126**	244
Operating expenses	**657**	618

Balances at year-end

Figures in HK$m	***At 31 December 2004***	*At 31 December 2003*
Total amount due from	**4,598**	13,715
Total amount due to	**3,928**	2,412
Total contract sum of off-balance sheet transactions	**34,622**	35,121

(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2004 was HK$233 million (HK$229 million at 31 December 2003).

(c) Ultimate holding company

In 2004, no transaction was conducted with the Bank's ultimate holding company (same as 2003).

(d) Key management personnel

In 2004, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2003).

Additional information *(continued)*

6. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

7. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 16 March 2005, during which no transfer of shares can be registered. In order to qualify for the fourth interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 15 March 2005. The fourth interim dividend will be payable on Thursday, 24 March 2005 to shareholders on the Register of Shareholders of the Bank on Wednesday, 16 March 2005.

8. Proposed timetable for 2005 quarterly dividends

	First interim dividend	*Second interim dividend*	*Third interim dividend*	*Fourth interim dividend*
Announcement	3 May 2005	1 August 2005	7 November 2005	6 March 2006
Book close date	30 May 2005	24 August 2005	21 December 2005	21 March 2006
Payment date	7 June 2005	1 September 2005	4 January 2006	31 March 2006

9. Press release

Copies of this press release may be obtained from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2004 Annual Report and Accounts will be available from the same website on Monday, 28 February 2005 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2004 Annual Report will be sent to shareholders in late March 2005.

Press enquiries to:

Walter Cheung — Telephone: (852) 2198 4020
Cecilia Ko — Telephone: (852) 2198 4227